Exhibit 23.1




CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Form S-8 of our report dated April 09, 2013 relating to the audit of the financial statements of Innovative Product Opportunities Inc., appearing in the Annual Report on Form 10-K of Innovative Product Opportunities Inc. for the year ended
December 31, 2012.

Our report contains an explanatory paragraph that states that Innovative Product Opportunities Inc. has incurred significant losses from operations, anticipates additional losses in the next fiscal year, and has insufficient working capital as of December 31, 2012 to fund the anticipated losses, which raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.



/s/ De Joya Griffith & Company, LLC


Henderson, Nevada
October 2, 2013